EXHIBIT 99.2

PRESS RELEASE

TotalEnergies Invests in

Sustainable Forestry in Southeast Asia

Paris, March 3, 2022 – TotalEnergies announces that it will contribute an amount of $50 million to the “Tropical Asia Forest Fund 2” (TAFF2) managed by New Forests, which aims at investing in certified plantations and native forest conservation projects in various countries across South-East Asia, including Indonesia, Malaysia, Laos, Cambodia, Thailand, and Vietnam.

TotalEnergies’ investment will contribute significantly to the fund's goal of building a diverse portfolio of six to eight forestry assets for a total investment of $300 million.

The acquisition, development and sustainable management of these forestry assets will also allow TAFF2 to contribute directly to a variety of economic activities, including lumber, rubber, and carbon credits with co-benefits, thus strengthening local value chains.

The fund will focus on high Environmental, Social, and Governance (ESG) impact activities, in line with the United Nations Sustainable Development Goals (SDGs). All investments will be managed in accordance with the performance standards of the International Finance Corporation (IFC) and the standards developed by international forest certification labels such as the Forest Stewardship Council (FSC) and the Program for the Endorsement of Forest Certification (PEFC).

These forestry assets will:

•	create local employment;

•	create economic development opportunities for local communities, through programs aiming at artisanal producers;

•	reinforce biodiversity corridors;

•	protect primary forests.

“We are pleased to support the first close of TAFF2, allowing us to extend our presence in Asia and diversify our portfolio of nature-based carbon sinks” said Adrien Henry, Vice President Nature Based Solutions at TotalEnergies. “TotalEnergies' climate ambition is based on a panel of tangible actions, aiming first to prevent and then to reduce our greenhouse gas emissions, and finally to offset residual emissions.”

“Asia is central to the economic and sustainability transformations happening in the 21st century. Asia has an important role to play in aligning its growth with climate positive, nature positive, and sustainable development outcomes. We appreciate the role TotalEnergies has played in helping to scale investment in the blended finance structure to mobilize more capital towards high social and environmental impact outcomes,” said David Brand, Chief Executive Officer, New Forests.

***

About TotalEnergies Nature Based Solutions

As part of its climate ambition, and in addition to its priority actions to avoid and reduce emissions, TotalEnergies works with many local partners around the world to develop and conserve natural carbon sinks, while helping to preserve their biodiversity. These operations follow a long-term approach of sustainable and integrated economic development of areas with local communities. TotalEnergies plans to spend $100 million per year to build a portfolio of projects capable of generating at least 5 million metric tons of CO2e of carbon credits per year by 2030. These carbon credits will be used after 2030 to offset the Company's scope 1 & 2 emissions.

About New Forests

New Forests is a global investment manager of nature-based real assets and natural capital strategies, with AUD 7.7 billion (USD 5.9 billion) in assets under management across 1.1 million hectares (2.7 million acres) of investments. Headquartered in Sydney, New Forests is a Certified B Corp and operates in Australia, New Zealand, Southeast Asia, Africa and the United States. For more information, please visit: www.newforests.com.au

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).